Translating Science into Survival Prof. Dr. Ugur Sahin, M.D., CEO & Co-founder, BioNTech 44th J.P. Morgan Healthcare Conference January 13, 2026 Exhibit 99.1

2 This Slide Presentation Includes Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with BMS; the development, nature and feasibility of sustainable vaccine production and supply solutions; the deployment of AI across BioNTech’s preclinical and clinical operations; BioNTech's expectations for upcoming scientific presentations; and BioNTech’s expectations of net profit / (loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward- looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this presentation, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended September 30, 2025, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. An abbreviation directory of defined terms can be found at the end of the presentation.

Continuing to Execute on BioNTech's Strategy

COVID-19 Vaccine Global Impact

5 Billion vaccine doses distributed[1]

Pfizer

Addressing Oncology Unmet Medical Need

>25 Ongoing Phase 2 & Phase 3 trials[2]

16 Clinical programs[3]

Bristol Myers Squibb · Genentech (A Member of the Roche Group) · REGENERON · Genmab · OncoC4 · MediLink Therapeutics · DualityBio

Focused Infectious Disease Innovation

6 High unmet need clinical programs[4]

Gates Foundation · CEPI

In-House GMP Manufacturing Platforms

Capabilities and facilities for key platforms: mRNA therapeutics, including individualized mRNA, and bispecific antibodies

Fully Integrated AI-Driven Innovation

Tech-bio company with AI-infused target and drug discovery and development capabilities

InstaDeep™ a BioNTech Company

1. Includes globally distributed doses from 2020 to-date; 2. Includes Phase 2 or 3 trials for BNT111, BNT113, autogene cevumeran, gotistobart, trastuzumab pamirtecan and pumitamig; 3. Includes BNT111, BNT113, BNT116, autogene cevumeran, BNT211, BNT314/GEN1059, gotistobart, BNT317, trastuzumab pamirtecan, BNT324/DB-1311, BNT325/DB-1305, BNT326/YL202, pumitamig, BNT329, BNT3212, BNT3213; 4. Includes BNT162, BNT161, BNT163, BNT164, BNT165, BNT166.

3

BIONTECH

2025 Achievements: Strong Performance and Pipeline Momentum

COVID-19 Market Leadership

- Launched variant-adapted COVID-19 vaccine
- Leading COVID-19 vaccine market share[1]

Advanced Key Oncology Programs

- Over 25 phase 2 & 3 oncology trials ongoing[2]
- 10 novel-combination trials ongoing with pumitamig[3]

Executed Key Strategic Deals

- Strategic BMS partnership
- Acquired Biotheus[4]
- Acquired CureVac[5]

Strengthened Financial Position

- Increased 2025 revenue guidance[6]
- €17.2 billion in cash, cash equivalents and securities[7]

1. Over 50%, including Italy, Spain, France, Germany, USA, Japan, Australia; 2. Includes Phase 2 or 3 trials for BNT111, BNT113, autogene cevumeran (partnered with Genentech, a member of the Roche Group), gotistobart (partnered with OncoC4), trastuzumab pamirtecan (partnered with DualityBio) and pumitamig (partnered with Bristol Myers Squibb) 3. Partnered with Bristol Myers Squibb (BMS); 4. Close announced on February 4, 2025; 5. Close announced on January 6, 2026; 6. BioNTech increased revenue guidance on November 3, 2025 and now expects its revenues for the full 2025 financial year to be in the range of €2,600 - €2,800 million, from previous range of €1,700 - €2,200 million; please refer to 3Q25 earnings press release and quarterly report on Form 6-K for risks and uncertainties. 7. Preliminary, unaudited figure; consists of cash, cash equivalents and security investments, as of December 31, 2025.

4

BIONTECH

Robust Multi-Year Study Shows mRNA COVID-19 Vaccine Life-Saving Impact1 5 1. Partnered with Pfizer, 2. Cumulative doses shipped in the years 2021-2025; 3. In the global COVID-19 vaccine market during the fall 2025 vaccination season; 4. Semenzato et al Journal of the American Medical Association Network 2025. Real-world study of 27 million adults: 74% lower risk of death from severe COVID-19 over 45 months in vaccinated individuals 5 billion doses shipped to >180 countries and territories2 LP.8.1-adapted vaccine launched in 69 markets Maintained leadership with >50% market share3

Late-Stage Clinical Execution Momentum Towards Multiple Readouts 6 1 As of January 13, 2025. Visualization illustrative and not to scale. 4k Number of ongoing Phase 2 and 3 oncology trials 1210 251 202520242023 15 Patients enrolled in ongoing Phase 2 & 3 oncology trials Phase 2 & 3 readouts expected in 2026-2027 Active portfolio management sets high bar for late-stage investment and high risk/reward balance

Strong Financial Position Drives Sustainable Oncology Innovation 7 In 2026, BioNTech anticipates a modest decline in Comirnaty revenues compared to 2025, reflecting COVID-19 vaccine market dynamics, which are influenced by various factors, including but not limited to changing vaccine recommendations, specifically in the United States, and the continued transition from multi-year contracts to private markets in different geographies. BioNTech does not currently anticipate the recognition of revenues from the sale of any oncology products in 2026. Per the outlined partnership terms, revenues to BioNTech from the collaboration with Bristol Myers Squibb in 2026 are expected to be broadly in line with 2025. 1. Preliminary, unaudited figure; consists of cash, cash equivalents and security investments, as of December 31, 2025. High-margin cash- generative COVID-19 vaccine business €17.2 billion cash balance1 de-risks oncology execution Active portfolio management focused on late- stage programs COVID-19 Vaccine Revenue Cash Balance Resource Allocation Strengthened P&L through profit- and cost-sharing Financial Strength

Modalities to Disease Areas Transition to a focused disease area specific approach Late-Stage Acceleration Key late-stage data readouts expected for first wave of oncology assets Oncology Focus in 2026 Combination Therapy Momentum Novel-novel pumitamig1 combination data readouts expected 1 2 3 1. Partnered with Bristol Myers Squibb 8

Building a Multi-Product Oncology Company by 2030

Tumor Type		Incidence[1]	Assets	Late-Stage / Pivotal Trials
Lung	**1L, 2L+ NSCLC**	**400k**	Pumitamig[2]	ROSETTA Lung-02
			Gotistobart[3]	PRESERVE-003
	1L ES-SCLC	**80k**	Pumitamig[2]	ROSETTA Lung-01
Breast	**1L TNBC** – all comers	**25k**	Pumitamig[2]	Phase 3 in China
	1L TNBC – CPS < 10	**15k**	Pumitamig[2]	ROSETTA Breast-01
	2L+ HR+ BC – HER2-low	**50k**	T-Pam[4]	DYNASTY Breast-02
Genitourinary	**1L RCC**	**25k**	Pumitamig[2]	ROSETTA RCC-208[6]
	1L CRPC	**100k**	BNT324/DB-1311[4]	BNT324-03
	Adj. MIUC	**50k**	Autogene Cevumeran[5]	IMCODE004
Gastrointestinal	**1L MSS-CRC**	**220k**	Pumitamig[2]	ROSETTA CRC-203
	1L Gastric – HER2-neg, PD-L1+	**35k**	Pumitamig[2]	ROSETTA Gastric-204
	1L HCC	**25k**	Pumitamig[2]	ROSETTA HCC-206[6]
	Adj. CRC – ctDNA+	**70k**	Autogene Cevumeran[5]	BNT122-01
	Adj. PDAC	**40k**	Autogene Cevumeran[5]	IMCODE003
Gynecologic	**2L+ Endometrial** – HER2-expressing	**30k**	T-Pam[4]	Single-arm Phase 2
			T-Pam[4]	Fern-EC-01[4]
Additional Tumors	**1L HNSCC**	**150k**	Pumitamig[2]	ROSETTA HNSCC-205
	1L HNSCC – PD-L1 CPS ≥ 1, HPV16+	**50k**	BNT113 FixVac	AHEAD-MERIT

1. Estimated 1L or adjuvant incidence (incidence + newly recurrent patients) in 2030 in the G7 markets derived from Oracle CancerMPact as of Dec 2025; Incidence information is for informational purposes only and is not intended to indicate the potential market size or reach of BioNTech's and its collaborators' product candidates, if approved. Partnered with 2. Bristol Myers Squibb; 3. OncoC4; 4. DualityBio; 5. Genentech, a member of the Roche group; 6. These are Phase 1/2 trials. The anticipated pivotal trials evaluating pumitamig in these tumor types are expected to readout after 2030.

9

Strategic Oncology Multi-Modal Immunotherapy Approach



Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
mRNA cancer immunotherapies
Synergy[1]

- **Focus on the critical IO pathways**
- **Targeting different complementary pathways** in cancer immunity cycle may promote a durable anti-tumor effect

- **Precise and potent** modalities for fast onset tumor reduction
- **ADC as potential "augmenters"** of immunomodulators and mRNA cancer immunotherapies
- **HER2, TROP2, B7H3, HER3, and EGFR/HER3** ADCs as combination partners

- **Eliminate polyclonal residual disease** with multi-antigen and individualized approaches
- **Polyspecific activity** by targeting multiple antigens at once
- **Establish long-lasting immunological memory** to prevent relapses

1. Synergistic potential

10

BIONTECH

Immunomodulator, ADC, and mRNA Immunotherapy Key Assets

Late-stage program

Early-stage program



Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
Synergy[1]
mRNA cancer immunotherapies

Immunomodulators

Program	Target
Pumitamig[3] (late-stage)	aPD-L1/ aVEGF
Gotistobart[5] (late-stage)	aCTLA-4
BNT314/ GEN1059[7] (early-stage)	aEpCAM/a4-1BB
BNT3213 (early-stage)	aTIGIT/aPVRIG
BNT317 (early-stage)	aPD-1/aCD39
BNT3215 (early-stage)	aEGFR/acMET

Targeted therapies

Program	Target
Trastuzumab pamirtecan[2] (late-stage)	aHER2 ADC
BNT324/ DB-1311[2] (late-stage)	aB7-H3 ADC
BNT326/ YL202[6] (early-stage)	aHER3 ADC
BNT329 (early-stage)	aCA19-9 ADC
BNT3212 (early-stage)	aEGFR/aHER3 ADC

mRNA cancer immunotherapies

iNeST – Autogene cevumeran[4] (late-stage)
- Adj. CRC
- Adj. Pancreatic Cancer
- Adj. Bladder Cancer

FixVac – BNT113 HNSCC (late-stage); BNT116[8] Lung Cancer (early-stage)

For illustration purposes only - inclusion of an investigational candidate on this slide does not mean that it has been or will ever be tested or used in a combination; 1. Synergistic potential; Partnered with: 2. DualityBio; 3. Bristol Myers Squibb; 4. Genentech, a member of the Roche Group; 5. OncoC4; 6. MediLink; 7. Genmab. 8. In collaboration with Regeneron.

11

BIONTECH

Pumitamig1 Bispecific antibody targeting PD-L1 and VEGF-A with next-gen IO backbone potential Gotistobart2 TME-selective regulatory T cell-depleting antibody targeting CTLA-4 BNT324/DB-13113 Novel pan-tumor ADC targeting B7H3 with favorable safety profile Unique Opportunity to Shape Next Wave of Solid Tumor Therapy 12 Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3. Duality Bio

Pumitamig1 Bispecific antibody targeting PD-L1 and VEGF-A with next-gen IO backbone potential Unique Opportunity to Shape Next Wave of Solid Tumor Therapy 13 Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3. Duality Bio

Pumitamig: Differentiated Pan-Tumor PD-L1 x VEGF-A Bispecific Antibody



Anti-VEGF-A
LALA silencing mutations
Anti-PD-L1 VHH
Stable linkers
PD-L1/VEGF-A Complex Formation and Internalisation
PD-L1 Blockade
VEGF-A Neutralisation
PD-1
VEGF-A Neutralisation
T cell
Tumor cell

Differentiated MoA

Enhanced dual blockade of PD-L1 and VEGF-A, mediated by a single bispecific molecule

Clinical evidence

- Studied in **18** tumor types and **1600+** patients
- **Impressive efficacy signals across tumor types**
- Clinical benefit observed in several tumor types, e.g. TNBC, NSCLC, **regardless of PD-L1 expression in global population**
- **Global data consistent with data generated in China**

Development status

- **8 pivotal studies ongoing by year-end 2026**
- **12+** combination trials with chemotherapy
- **10+** novel-novel combinations trials

1. Partnered with Bristol Myers Squibb

14

BIONTECH

# Pumitamig Showed Favorable Efficacy in Global Phase 2 Trials



1L ES-SCLC (Global)
Best Change from Baseline (%)
20
0
-20
-40
-60
-80
-100
CR
PR
SD
PD
20 mg/kg
30 mg/kg

Heymach et al. WCLC 2025 Oral #OA13.02 (pumitamig + chemotherapy)



1L+ TNBC (Global)
Best percent change in tumor size baseline (%)
Treatment Group
Cohort 1 – 15mg/kg: 1L
Cohort 1 – 20mg/kg: 1L
Cohort 1 – 15mg/kg: 2L+
Cohort 1 – 20mg/kg: 2L+
SD
PR
PD
CPS
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39
Patients with CPS≥10 are colored dark gray, CPS<10 are colored gray and those with missing CPS are colored white

P Schmid, et al. SABCS 2025, PS1-13-25

| Patient Population | Pumitamig[1] 20 mg/kg Q3W + chemo \| 1L SCLC |
|---|---|
| N | 20 |
| cORR (%) | **85.0** |
| DCR (%) | **100** |
| mPFS (months) | **6.3** |
| Congress | WCLC 2025 |

| Patient Population | Pumitamig[1] 20 mg/kg Q2W + chemo \| 1L/2L TNBC |
|---|---|
| N | 20 |
| cORR (%) | **70.0** |
| DCR (%) | **85.0** |
| Congress | SABCS 2025 |

1. Partnered with Bristol Myers Squibb

15

BIONTECH

Executing a Parallel Three-Wave Strategy to Build a Proprietary IO Franchise

Establish

SCLC
- 1L Ph3 (Global) — ROSETTA LUNG-01
- 2L Ph3 (China)
- 1L/2L Ph2 (Global)

NSCLC
- 1L Ph2/3 (Global) — ROSETTA LUNG-02
- 2L Ph2 (Global)
- 2L EGFRmut Ph2 (China)
- IIT neoadjuvant (China)

TNBC
- 1L Ph3 trial (Global) — ROSETTA BREAST-01
- 1L Ph3 (China)

Expand

Registrational-Intent
- 1L Gastric Ph2/3 (Global) — ROSETTA GASTRIC-204
- 1L CRC Ph2/3 (Global) — ROSETTA CRC-203
- 1L HNSCC Phase 2/3 (Global) — ROSETTA HNSCC-205

Signal-Seeking
- 1L PDAC Ph2 (China)
- 1L GBM Ph2 (China)
- 1L RCC Phase 1/2 (Global) — ROSETTA RCC-208
- 1L CRC Ph2 (China)
- 1L HCC Phase 1/2 (Global) — ROSETTA HCC-206
- 1L HCC Ph2 (China)
- 1L MPM Ph2 (China)
- 1L NEN Ph2 (China)

HNSCC, RCC, CC, PROC, EC, Melanoma Ph1/2 (China)

Elevate

Combining with ADCs targeting:
- HER2
- HER3
- TROP2
- EGFR/HER3
- B7H3
- Novel targets

Exploring potential synergies with our IO agents
- EpCAM/4-1BB
- TIGIT/PVRIG
- mRNA cancer immunotherapy

Potential New Standards of Care
10+ Novel-Novel Combinations

Broad Pan-Tumor Applicability With Standard-of-Care Chemotherapy
12+ Studies Exploring Pumitamig[1] in 10+ New Indications

Foundational Registrations
Registrational Trials with Pumitamig[1] Ongoing in 3 High-Impact Tumors

1. Partnered with Bristol Myers Squibb.

16
BIONTECH

Pumitamig Offers Potential to Replace and Expand Reach of First-Generation IO

Replace
Anti-PD-(L)1 approved

~1.5M

new cancer cases addressed by anti-PD-(L)[1] therapy annually in US/EU[1]

Medical need remains high with 5-year survival < 50%[2]



CRC (MSI-H)
Gastric
HCC
TNBC PD-L1 > 10%
HNSCC/nasopharyngeal
Endometrial
RCC
Melanoma
Lung
Breast (non TNBC)
TNBC PD-L1 < 10%
Prostate
CRC (MSS)
EGFRmut NSCLC
GBM
Ovarian
Pancreatic

Expand
Anti-PD-(L)1 not approved

~2.0M

new cancer cases that cannot be addressed by approved IO therapies annually in US/EU[1]

Pumitamig is partnered with Bristol Myers Squibb; 1. US incidence source: NIH and American Cancer Society data EU incidence source: European Cancer Information System; 2. National Cancer Institute Surveillance, Epidemiology, and End Results (NCI SEE)R https://training.seer.cancer.gov/index.html

17

BIONTECH

Unique Opportunity to Shape Next Wave of Solid Tumor Therapy 18 Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3. Duality Bio Gotistobart2 TME-selective regulatory T cell-depleting antibody targeting CTLA-4

Gotistobart is a Tumor-Selective Treg Depleter Targeting CTLA-4

Gotistobart[1] Functional Characteristics


pH-sensitive binding to CTLA-4
Fc engineered, ADCC enhanced IgG1 antibody
Tumor microenvironment
CD4/CD8 Teff
Cancer Cell Kiling
IL2 Release
FcR
M Φ
ADCP
Immuno-Suppression
Gotistobart
CTLA-4
NK
Treg
ADCC
Treg Depletion by ADCC and ADCP

Yang Liu, Pan Zheng, et al. British Medical Journal, 2018

Differentiated MoA

Selective killing of regulatory T cells (Tregs) in the tumor microenvironment

Clinical evidence

- Studied in several tumor types across **1000+** patients
- Impressive efficacy signals across tumor types
- Clinical benefit observed in several tumor types, including sqNSCLC, TNBC, PROC, CRPC, melanoma, ACC, PDAC, HNSCC

Development status

- Pivotal trial in sqNSCLC well underway with gotistobart as chemo-free 2L+ treatment option
- FDA Orphan drug designation granted Jan 2026
- Combination studies with radioligand Lu-PSMA-617 (CRPC), pembrolizumab (PROC) and mRNA immunotherapy (NSCLC) underway.

1. Partnered with OncoC4

19

BIONTECH

Docetaxel 30.3 (16.2–45.6) O ve ra ll su rv iv al (% ) 0 10 20 30 40 50 60 70 80 90 100 Gotistobart 63.1 (46.9–75.5) Overall Survival PRESERVE-003 trial stage 1 data: gotistobart1 reduces risk of death by 54% compared with docetaxel 20 1. Partnered with OncoC4; 2. Not from formal hypothesis; 3. Alive as of data cutoff. 7 patients who withdrew from the study before death are not included; 3 patients in the gotistobart arm and 4 patients in the docetaxel arm. 4. Calculated based on reversed Kaplan–Meier method with OS event as 0 (censored) and the last follow-up date or withdrawal date as event. 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 Time from randomization (months) Pivotal Phase 3 data expected in 2026 Gotistobart Phase 3 Data Show Survival Benefit in CPI-Treated Squamous NSCLC Gotistobart (n=45) Docetaxel (n=42) OS Events, n (%) 17 (37.8) 28 (66.7) Alive, n (%)3 25 (55.6) 10 (23.8) Median OS, months (95% CI) NE (9.33–NE) 9.95 (6.18–11.93) Median duration of follow-up, months (Q1, Q3)4 14.5 (13.0, 16.4) 15.2 (11.5, 16.0) HR (95% CI): 0.46 (0.25–0.84) Nominal p=0.01022 Byoung Chul Cho, et al. NACLC 2025 OA01.01c

Squamous NSCLC Remains an Area of High Unmet Need

~55k

squamous NSCLC patients initiate 1L treatment
(non-AGA population)[1]

~30%

continue into 2L treatment and could be eligible for gotistobart[3]

- Metastatic squamous NSCLC seen as #1 area of unmet need in NSCLC[2]
- Limited treatment options for squamous NSCLC patients without actionable genetic alterations
- In 2L, current chemo-based SoC offers only 10 months median OS in clinical trials
- <25% patients respond to 2L chemo-based SOC (docetaxel ± ramucirumab)
- Multiple Ph3 trials failed to improve therapeutic outcome in 2L squamous NSCLC in recent years

1. By 2030 in US & EU5, CancerMPact; 2. Clarivate / Clarivate Survey; 3. Partnered with OncoC4

21

BIONTECH

Unique Opportunity to Shape Next Wave of Solid Tumor Therapy 22 Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3. Duality Bio BNT324/DB-13113 Novel pan-tumor ADC targeting B7H3 with favorable safety profile

BNT324/DB-1311 B7H3-Targeted ADC with Pan-Tumor Potential



B7H3 is overexpressed in multiple tumor types

B7H3-targeting ADC with DAR=6 and novel topoisomerase inhibitor

Clinical evidence

- 600+ patients treated with BNT324/DB-1311[1] across 10+ indications
- Antitumor activity in multiple tumor types[2]
- Favorable safety profile

Development status

- Phase 3 in 1L mCRPC active
- Monotherapy and pumitamig combination trials ongoing

B7H3 is overexpressed in multiple tumor types

	Prostate	NSCLC AGA-	NSCLC EGFRm	SCLC	HR+ BC	TNBC	CRC	Gastric	Cervical	Ovarian	PDAC	HNSCC	HCC	Melanoma
B7H3 Expression Level[3]	High	High	High	High	Medium/Low	Medium/Low	Medium/Low	Medium/Low	High	High	Medium/Low	High	High	High
Development Status	Ph3	Ph1/2	Ph1/2	Ph1/2				Ph1/2	Ph1/2	Ph1/2		Ph1/2	Ph1/2	Ph1/2

Expression level: High | Medium/Low | Very low/None

1. Partnered with DualityBio; 2. CC and PROC: Chang et al ESMO Asia 2025; CRPC: Parsonson et al ASCO 2025; SCLC, NSCLC, ESCC, melanoma, HCC, HNSCC: ESMO Asia 2024 3. Human Protein Atlas

23

BIONTECH

BNT324/DB-1311 Shows a Favorable Safety Profile Across Tumors 24 BNT324/DB-1311 is partnered with DualityBio. The overall population includes patients with other tumors such as SCLC, NSCLC, ESCC, melanoma, HCC, cervical cancer, HNSCC. 48.7 31.9 23.5 12.6 22.7 25.2 16.8 10.1 12.6 1.7 4.2 5.9 3.4 2.5 1.7 2.5 0 10 20 30 40 50 60 Nausea Anemia Neutrophil count ↓ Fatigue WBC count ↓ Decreased appetite Vomiting Diarrhea Platelet count ↓ Patients (%) 1–2 3–4 Grade 6 mg/kg (n=119) Treatment-related ILD/pneumonitis rate Data on file, December 2025 March 2025 data-cut Parsonson A, et al. ASCO 2025, 5015. Indication All tumor types Dose (at Q3W) 6 mg/kg N 224 Median duration of treatment (months) 3.49 Median follow-up time (months) 5.93 Incidence by grade Any grade 1.8% ≥Gr3 0.4% Gr5 0 TRAEs in ≥10% of overall patients

BNT324/DB-1311 mCRPC Data Demonstrates Strong Antitumor Activity 25 Data cut-off: 04-Mar-2025. 1. Partnered with DualityBio. Phase 1/2 data in heavily pretreated mCRPC patients Best change from baseline in sum of target lesion diameter (%) −80 −40 0 40 20 -20 −100 Registrational trial with BNT324/DB-13111 in mCRPC planned to initiate in 2026 Overall (n=73) 6 mg/kg (n=38) Response evaluable, n 52 24 ORR, (%) 42.3 41.7 cORR, (%) 30.8 29.2 DCR, (%) 90.4 91.7 Evaluable for rPFS, n 68 33 6-month rPFS rate (%) 67.7 67.1 9-month rPFS rate (%) 58.0 58.7 6 mg/kg Data cut-off: 04-Mar-2025 Parsonson A, et al. ASCO 2025, 5015.

Evolving mCRPC Landscape Offers Significant Opportunity For New Treatments

80k

drug treated mCRPC patients in US by 2040

~$22B

Expected global prostate cancer market by 2030

- mCRPC is a leading cause of cancer related mortality
- Docetaxel becoming 1L therapy of choice
- Many patients are ineligible for docetaxel or wish to delay or avoid chemo
- Need remains for easily accessible treatment options in early setting, that are safe and provide more durable responses

Source: Evaluate Pharma, DRG, CancerMpact

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BIONTECH

Differentiated Drug Class Combinations to Exploit Synergistic Mechanisms 27 1. Synergistic potential. Space for curative approaches Immunomodulators Targeted therapies Synergy1Synergy1 Synergy1 mRNA cancer immunotherapies mRNA + IO mRNA + ADC ADC + IO

Novel Combinations to Expand Pumitamig Opportunity Across Cancer Types

Pumitamig[1] +	Lung			Breast		GU	Gastrointestinal				Gynecologic		Additional Cancers		
	NSCLC AGA-	NSCLC EGFRm	SCLC	TNBC	HR+/ HER2- BC	RCC	GC/GEJ	CRC	PDAC	HCC	Cervical	OC	GBM	HNSCC	Melanoma
Chemotherapy / SoC	Registrational		Registrational	Registrational		Phase 1/2	Registrational	Registrational	Phase 1/2	Phase 1/2			Phase 1/2	Registrational	
T-Pam[2]				Phase 1/2	Phase 1/2										
BNT324/DB-1311[2]	Phase 1/2	Phase 1/2	Phase 1/2							Phase 1/2	Phase 1/2	Phase 1/2		Phase 1/2	Phase 1/2
BNT325/DB-1305[2]	Phase 1/2	Phase 1/2		Phase 1/2							Phase 1/2	Phase 1/2			
BNT326/YL202[3]	Phase 1/2	Phase 1/2		Phase 1/2	Phase 1/2		Phase 1/2	Phase 1/2			Phase 1/2				Phase 1/2

■ Registrational trial ongoing or planned ■ Ongoing Phase 1/2 trial

Multiple data readouts expected in 2026

Partnered with 1. Bristol Myers Squibb; 2. DualityBio; 3. MediLink.

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BIONTECH

mRNA Immunotherapy Can Induce Broad T Cell Response and Potentially Provide Survival Benefit

iNeST: **i**ndividualized **Ne**oantigen-**S**pecific immuno**T**herapy

Broad neoantigen specific T cell response induced by Autogene Cevumeran[1, 2]



Ex vivo T cell response
CRC
TNBC
Melanoma
UC
NSCLC
RCC
Other
10/11 (91%)
8/10 (80%)
8/11 (73%)
7/10 (70%)
11/16 (69%)
6/11 (54%)
14/21 (67%)
0 20 40 60 80 100
Proportion of patients
Vaccine response
No vaccine response
Solid: CPI naive
Hatched: CPI experienced

FixVac: **Fix**ed Antigen **Vac**cine
BNT116: FixVac for lung cancer

BNT116[3] + Anti-PD-1 exhibits encouraging mOS

Setting	**2L NSCLC PD-(L)1 refractory**	**1L NSCLC Frail**
Treatment	BNT116 + Cemiplimab	
Population	PD-L1≥50% Post PD-(L)1	PD-L1 TPS ≥1% Ineligible for 1L chemo
N	20	20
mPFS (mos)	5.5	11.6
mOS (mos)	**25.2**	**20.9**
mFU (mos)	17.3	10.4
Trial	Ph1 LuCa-MERIT-1 *Data cut-off: Dec 2025*	

1. Partnered with Genentech, a member of the Roche Group; 2. Lopez et al. Nature Medicine 2025; 3. In collaboration with Regeneron; NCT05142189.

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BIONTECH

BioNTech Key Tumor Focus Areas to Address Significant Unmet Medical Needs 30 Leveraging novel combinations to elevate solid tumor treatment outcomes Lung Breast Genitourinary Gastrointestinal Gynecologic Additional Tumors Pumitamig1 ADC IO mRNA 1. Partnered with Bristol Myers Squibb

Broadening BioNTech's Coverage of Lung Cancer to Maximize Pipeline Potential

NSCLC incidence
2030 U.S., EU4, U.K.[1]

~400k



Lung Cancer

	Neoadj / Resectable	1L metastatic	2L+ metastatic
NSCLC without AGA	Pumitamig[1] + chemo IIT[5] Pumitamig[1] + FixVac LuCa-MERIT-1	Pumitamig[1] + chemo **ROSETTA LUNG-02** Pumitamig[1] + ADCs BNT324[3], BNT325[3], BNT326[4]	Gotistobart[2] **PRESERVE-003** (sq) FixVac + Gotistobart[2]/ADCs LuCa-MERIT-1 ADC monos BNT324[3], BNT325[3], BNT326[4]
NSCLC with EGFR mut		Pumitamig[1] + ADCs BNT324[3], BNT325[3], BNT326[4]	ADC monos BNT324[3], BNT325[3], BNT326[4]
SCLC		Pumitamig[1] + chemo **ROSETTA Lung-01** Pumitamig[1] + ADC (BNT324[3])	ADC mono BNT324[3]

■ Next generation IO ■ Targeted therapy ■ mRNA immunotherapy — Registrational trials --- Ph1/2 PoC trials

1. Globocan – Cancer Tomorrow; Partnered with: 2. Bristol Myers Squibb; 3. OncoC4; 4. DualityBio (BNT324/DB-1311, BNT325/DB-1305); 5. MediLink (BNT326/YL202), 6. being conducted in China.

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BIONTECH

Catalyst-Rich Year Ahead with Multiple Expected 2026 Milestones

	Program	Trial Phase	Indication
Late-Stage Trial Readouts[7]	Trastuzumab pamirtecan[4]	Single arm Phase 2	2L+ HER2-expressing endometrial cancer
		Phase 3[6]	Chemo naïve HR+ HER2-low breast cancer
	Gotistobart[2]	Phase 3[6]	2L+ sqNSCLC
		Phase 2	2L+ mCRPC
	BNT113	Phase 3[6]	HPV16+ PD-L1+ HNSCC
	Pumitamig[1]	Phase 3[6] in China	1L TNBC
	Autogene cevumeran[3]	Phase 2	Adj. ctDNA+ stage II (high risk) / stage III CRC
Early-Stage Pumitamig & ADC Trial Readouts	Pumitamig[1]	Phase 2	1L NSCLC
		Phase 2	1L ES-SCLC
		Phase 2 in China	1L HCC
		Phase 2 in China	1L MSS-CRC
	Pumitamig[1] + Trastuzumab pamirtecan[4]	Phase 1/2	Breast cancer
	Pumitamig[1] + BNT324/DB-1311[4]	Phase 1/2	Advanced solid tumors
		Phase 2	NSCLC/SCLC
	Pumitamig[1] + BNT325/DB-1305[4]	Phase 2	TNBC
	Pumitamig[1] + BNT326/YL202[5]	Phase 1/2	2L+ EGFRm NSCLC
	BNT324/DB-1311[4]	Phase 1/2	2L+ mCRPC
Phase 3 Trial Initiations	Pumitamig[1]	Phase 3[6]	1L MSS-CRC
			1L HER2- PD-L1+ gastric cancer
			1L HNSCC
	BNT324/DB-1311[4]	Phase 3	1L mCRPC
BLA Submission	Trastuzumab pamirtecan[4]	-	2L+ HER2-expressing endometrial cancer

Some data readouts may be event-driven and subject to change based on actual event accrual rates.
Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3.Genentech, a member of the Roche Group; 4. DualityBio; 5. MediLink; 6. Pivotal trial.

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BIONTECH

Building a Multi-Product Oncology Company by 2030

Targeting 17+ Late-stage / Pivotal Trial Readouts Through 2030+ Informing Multiple Launch Opportunities

Tumor Type		Incidence[1]	Assets	Late-Stage / Pivotal Trials	Expected Data Readouts[2]
Lung	**1L NSCLC**	**400k**	Pumitamig[3]	ROSETTA Lung-02	2029
			Gotistobart[4]	PRESERVE-003	2026
	1L ES-SCLC	**80k**	Pumitamig[3]	ROSETTA Lung-01	2028
Breast	**1L TNBC** – all comers	**25k**	Pumitamig[3]	Phase 3 in China	2026
	1L TNBC – CPS < 10	**15k**	Pumitamig[3]	ROSETTA Breast-01	2029
	2L+ HR+ BC – HER2-low	**50k**	T-Pam[5]	DYNASTY Breast-02	2026
Genitourinary	**1L RCC**	**25k**	Pumitamig[3]	ROSETTA RCC-208[7]	2030+
	1L CRPC	**100k**	BNT324/DB-1311[5]	BNT324-03	2029
	Adj. MIUC	**50k**	Autogene cevumeran[6]	IMCODE004	2029
Gastrointestinal	**1L MSS-CRC**	**220k**	Pumitamig[3]	ROSETTA CRC-203	2030+
	1L Gastric – HER2-neg, PD-L1+	**35k**	Pumitamig[3]	ROSETTA Gastric-204	2030+
	1L HCC	**25k**	Pumitamig[3]	ROSETTA HCC-206[7]	2030+
	Adj. CRC - ctDNA+	**70k**	Autogene cevumeran[6]	BNT122-01	2026
	Adj. PDAC	**40k**	Autogene cevumeran[6]	IMCODE003	2029
Gynecologic	**2L+ Endometrial** – HER2-expressing	**30k**	T-Pam[5]	Single-arm Phase 2	2026
			T-Pam[5]	Fern-EC-01	2028
Additional Tumors	**1L HNSCC**	**150k**	Pumitamig[3]	ROSETTA HNSCC-205	2030+
	1L HNSCC – PD-L1 CPS ≥ 1, HPV16+	**50k**	BNT113	AHEAD-MERIT	2026

1. Estimated 1L or adjuvant incidence (incidence + newly recurrent patients) in 2030 in the G7 markets derived from Oracle CancerMPact as of Dec 2025; Incidence information is for informational purposes only and is not intended to indicate the potential market size or reach of BioNTech's and its collaborators' product candidates, if approved. 2. Expected data readouts may be from interim or final analyses, and in some cases may not translate into commercial launches; Partnered with 3. Bristol Myers Squibb; 4. OncoC4; 5. DualityBio; 6. Genentech, a member of the Roche group; 7. These are Phase 1/2 trials. The anticipated pivotal trials evaluating pumitamig in these tumor types are expected to readout after 2030.

33

BIONTECH

2025 2026 – 2029 2030 Advanced Strategy, Matured Pipeline & De-risked Development Drive Oncology Execution at Scale & Speed Diversified Multi- Product Company Progressed key programs into pivotal stage, established partnership with BMS, fortified balance sheet with €17.2 billion in cash1 to fund our pipeline Advance combination therapy studies, accelerate pivotal trial execution, build indication- specific oncology portfolios & execute oncology launches Build a diversified, multi- product global immunotherapy powerhouse addressing high unmet medical need of cancer patients worldwide BioNTech Oncology Vision: Translating Science into Survival 34 1. Preliminary, unaudited figure; consists of cash, cash equivalents and security investments, as of December 31, 2025.

Thank you

Internal

Abbreviation Directory

4-1BB	CD137	FixVac	Fixed Antigen Vaccine	(sq) NSCLC	(sqamous) Non-small cell lung cancer
n L	*nth* line	(m)FU	(median) Follow-up time	OC	Ovarian cancer
a	Anti	G7	Canada, France, Germany, Italy, Japan, Great Britain, USA	(c)ORR	(confirmed) Objective response rate
ACC	Adenoid cystic carcinoma	GBM	Glioblastoma	OS	Overall survival
(bs)ADC	(bispecific) Antibody-drug conjugate	GC/GEJ	Gastric/Gastro-esophageal junction cancer	P&L	Profit and loss statement
ADCC	Antibody-dependent cell-mediated cytotoxicity	GU	Genitourinary	PD	Progressive disease
ADCP	Antibody-dependent cellular phagocytosis	HCC	Hepatocellular carcinoma	PD-(L)1	Programmed cell death protein (ligand) 1
Adj.	Adjuvant	HER2 (or 3)	Human epidermal growth factor receptor 2 (or 3)	PDAC	Pancreatic ductal adenocarcinoma
AGA	Actionable oncogenic alteration	HNSCC	Head and neck squamous cell carcinoma	(m)PFS	(median) Progression-free survival
AI	Artificial intelligence	HPV16	Human papilloma virus 16	PoC	Proof of concept
ASCO	American Society of Clinical Oncology	HR	Hazard ratio / Hormone receptor	PR	Partial response
B7-H3	B7 Homolog 3	IgG1	Immunoglobulin G1	PROC	Platinum-resistant ovarian cancer
BC	Breast cancer	IIT	Investigator initiated trial	PVRIG	Poliovirus receptor-related immunoglobulin
BLA	Biologics License Applications	IL2	Interleukin 2	QxW	Every x week(s)
BMS	Bristol Myers Squibb	ILD	Interstitial lung disease	(ncc/cc)RCC	((non-)clear cell) Renal cell carcinoma
CC	Cervical cancer	iNeST	Individualized NeoAntigen-Specific Therapy	SABCS	San Antonio Breast Cancer Symposium
CD-x	Cluster of differentiation	IO	Immuno-oncology	(ES/LS)SCLC	(Extensive/low stage) small cell lung cancer
CI	Confidence interval	JAMA	Journal of the American Medical Association	SD	Stable disease
CPI	Checkpoint inhibitor	JTO	Journal of Thoracic Oncology	SEC	United States Securities and Exchange Commission
CPS	Combined positive score	LALA	IgG1 variant L234A/L235A	SoC	Standard of care
CR	Complete response	MΦ	Macrophage	Teff	Effector T cell
CRC	Colorectal cancer	cMET	Mesenchymal-Epithelial Transition factor	TIGIT	T cell immunoreceptor with Ig and ITIM domains
(m)CRPC	(metastatic) Castration resistant prostate cancer	MIUC	Muscle-invasive urothelial carcinoma	TME	Tumor microenvironment
ctDNA	Circulating tumor DNA	MoA	Mechanism of Action	TNBC	Triple-negative breast cancer
CTLA	Cytotoxic T-lymphocyte-associated protein	MPM	Malignant pleural mesothelioma	T-Pam	Trastuzumab pamirtecan
DAR	Drug-antibody ratio	mRNA	Messenger ribonucleic acid	TPS	Tumor proportion score
DCR	Disease control rate	MSI-H	High-frequence microsatellite instability	TRAE	Treatment-related adverse event
EC	Endometrial cancer	MSS	Microsatellite stability	Treg	Regulatory T cell
EGFR	Epidermal growth factor receptor	NACLC	North America Conference on Lung Cancer	TROP2	Trophoblast cell-surface antigen 2
EpCAM	Epithelial cell adhesion molecule	NCT	National clinical trial	UC	Urothelial cancer
ESCC	Esophageal squamous cell carcinoma	NE	Not evaluable for response	VEGF(R) - A	Vascular endothelial growth factor (receptor) A
ESMO	European Society for Medical Oncology	NEN	Neuroendocrine neoplasm	VHH	Heavy chain variable
EU4(5)	Includes Germany, France, Italy, Spain, UK	NIH	National Institutes of Health	WBC	White blood cell
Fc	Fragment crystallizable region	NK cell	Natural killer cell	WCLC	World Conference of Lung Cancer
FDA	Food and Drug Administration				

36